Sit Mutual Funds
Investment Presentation for

Merrill Lynch

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Outline of Presentation

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of September 30, 2016: $13.7 Billion

- Equity $2.9 Billion
- Fixed Income $10.8 Billion

- Institutional Separate Accounts $10.8 Billion
- Sit Mutual Funds $2.9 Billion

History

1981

- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

Investment Philosophy

Equity Management

- To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.
- We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

- To attain consistent, superior risk-adjusted returns using a conservative investment style.
- We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	26	19
Kent L. Johnson, CFA	24	27
Ronald D. Sit, CFA	32	32
David A. Brown, CFA	22	19
Denise A. Anderson, Ph.D.	19	8
Joseph R. Eshoo	22	8
Michael T. Manns	30	2
Michael C. Marzolf	18	0
Tasha M. Murdoff	17	21
Mark A. Pepper	18	13
Raymond E. Sit	25	25
Robert W. Sit, CFA	25	25
Michael J. Stellmacher, CFA	25	15
Stacey M. Curme	20	24
Ningning Tang, CFA	13	9
Bradley W. Meyer	14	15
Lee J. Feltman, CFA	9	9
Eric M. Manthe	5	12
Nicholas D. Tich	9	11
Samuel K. V. Krawczyk	2	2

Total Years Investment Experience 362 Years
Average Years Investment Experience 18.1 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	26	19
Michael C. Brilley	49	32
Bryce A. Doty, CFA	26	21
Paul J. Jungquist, CFA, CPA	22	22
Mark H. Book, CFA, CMA	31	16
Christopher M. Rasmussen, CF	15	17
Todd S. Emerson, CFA	22	10
Matthew T. Hilliard, CFA	13	9
Jessica A. Ersfeld, CFA	10	8
Michael C. Hubbard, CFA	11	5
Michael J. Reich, CFA	10	12
Kevin P. O'Brien, CFA	14	15
Peter A. Ellingboe	6	3
Jason B. Miller, CFA	9	3
Charles D. Officer, CFA	7	2
Andrew J. Tich	9	10
Marci A. Lorge	33	28
Brian R. Gilbert	22	22

Total Years Investment Experience 320 years
Average Years Investment Experience 17.78 years

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

II. Dividend Growth Fund

Dividend Growth Investing: Why It's Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Portfolio Objectives / Characteristics for Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds

- Equal proportion of growth companies that pay dividends and quality companies that pay a material dividend. Managers anticipate that all companies have the potential to increase their dividend.
- Investment universe: dividend-paying stocks across all sectors, geographies, and market capitalizations
- A dividend yield that exceeds (gross basis) the Fund's respective index
- Forecasted beta of approximately 0.94 for the Fund (source: Bloomberg Information Systems)
- Earnings per share growth rates similar to Fund's index, but with lower fundamental valuations
- Above average "stability" for balance sheet, earnings, and cash flow measurements compared to each Fund's respective index

What Do Fund Managers Look For?

- The fundamental process includes a search for stocks of companies with:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- The Funds look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - Consistency of earnings, cash flow generation
  - Emphasis on balance sheet strength, includes low debt and strong cash flow;
  - Shareholder "friendly" management teams committed to returning excess capital to shareholders; and
  - High current dividend yield or potential for significant dividend increases over time.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.4% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 4.9% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 9.1% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13 '15

* Based on geometric average of total returns from December 1973 to December 2016. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to December 2016		
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***	**Difference**
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	15.8%	18.4%	-2.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	14.9%	9.8%	5.0%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 2.9%.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Sit Dividend Growth Fund
December 31, 2016

INVESTMENT OBJECTIVES

The Sit Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the S&P 500® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Dividend Growth strategy to achieve its objectives is to invest, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	18.7	Technology Services	5.3
Health Technology	12.0	Process Industries	5.1
Producer Manufacturing	8.9	Utilities	5.1
Electronic Technology	8.7	Sectors Less Than 5.0%	27.5
Consumer Non-Durables	8.0	Cash and Other Net Assets	0.7

TOP TEN HOLDINGS (%)

Microsoft Corp.	3.4	Home Depot, Inc.	2.0
Verizon Communications, Inc.	2.9	Broadcom, Ltd.	2.0
Johnson & Johnson	2.5	Apple, Inc.	1.9
JPMorgan Chase & Co.	2.3	UnitedHealth Group, Inc.	1.7
Intel Corp.	2.0	Pfizer, Inc.	1.7

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth	13.3	10.9	29.7
S&P 500® Index	10.5	9.7	34.4
Russell 1000® Growth Index	11.4	9.7	33.7
Russell 1000® Value Index	7.2	6.6	35.1

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO CHARACTERISTICS

Number of Holdings:	86
Forward Dividend Yield:	2.60%
Wtd. Avg. Market Cap:	$111.7 B
Median Market Cap:	$49.0 B
Turnover Rate:	32.1 %
Beta (vs. S&P 500® Index):	0.96

Source for Balance Sheet/Profitability-Medians : FactSet

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

III. U. S. Government Securities Fund

Investment Philosophy, Objective and Strategy

- **The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.**

- **Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.**

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 1 to 4 years.
- **Credit Risk:** Minimal. All securities are U.S. Treasury/Agency issues.
- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.
- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Average Annual Total Returns As Of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Sit U.S. Government Securities Fund	**0.69**	**1.44**	**0.97**	**3.20**	**5.45**	**2.31**
Bloomberg-Barclays Interm. Gov't Bond Index	1.05	1.58	1.04	3.42	5.63	

The U.S. Government Securities Fund's inception was June 2, 1987.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund
Sector Weightings

	12/11	12/12	12/13	12/14	12/15	12/16	Bloomberg Barclays Interm Gov't Index 12/16
U.S. Treasury Bonds	2 %	1 %	0 %	1 %	4 %	2 %	94 %
U.S. Agency Bonds	0	3	0	0	0	0	6
Agency CMO's	51	45	47	48	53	50	0
TIPS	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	42	46	45	44	36	44	0
Asset Backed Securities	1	2	5	3	3	2	0
Cash	4	3	3	4	4	2	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration (years)	1.9	2.1	2.1	1.3	1.0	**1.2**	
Bloomberg Barclays Interm. Gov't. Duration (years)	3.8	3.6	3.6	3.7	3.8	**3.9**	
Sit Gov't. Fund 30-Day SEC Yield	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	**2.3 %**	
Bloomberg Barclays Interm. Gov't. Yield	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	**1.7 %**	

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends ~~and~~ capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	0.18	-1.19	0.69

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit U.S. Government Securities Fund Historic NAV and 12-Month Distribution Rate



Sit U.S. Gov't Securities Fund Historic NAV
NAV ($)
12.0
11.0
10.0
9.0
$10.91
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16



Sit U.S. Gov't Securities Fund 12-Month Distribution Rate
Yield (%)
10.0
8.0
6.0
4.0
2.0
0.0
1.60%
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16

The 30-Day SEC Yield as of 12/31/16 was 2.31%

Source: Sit Investment Associates, Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Historic Interest Rate Levels

10-Year U.S. Treasury


10 Year Treasury Yield (Highlighting 7 Bear Markets) - 12/31/91 - 12/31/16
10 Year Treasury Yield (%)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
#1
#2
#3
#4
#5
#6
#7
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16

Source: Sit Investment Associates Inc.

IV. Tax - Free Income Fund

Sit Tax-Exempt Funds' Investment Strategy

The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

Sit Tax-Exempt Funds' Risk Control

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Tax-Free Income Fund Average Annual Total Returns
As Of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Sit Tax-Free Income Fund	**0.64**	**6.22**	**4.71**	**3.98**	**5.21**	**3.22**
Barclays 5 yr Muni Bond Index	-0.39	1.73	1.79	3.74	5.07	

The Sit Tax-Free Income Fund's inception was September 29th, 1988.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Tax-Free Income Fund
December 31, 2016

INVESTMENT OBJECTIVES

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Tax-Free Income strategy is to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	10.6	AAA	0.0
AA	29.3	AA	0.3
A	21.9	A	0.2
BBB	4.3	BBB	1.7
Less than BBB	3.7	BB	15.5
Non-Rated	21.4	Less than BB	3.7
Cash and Other Net Assets	8.8		

SECTOR ALLOCATION (%)

Multi Family Mortgage	21.3	General Obligation	6.1
Single Family Mortgage	21.3	Investment Companies	5.4
Other Revenue	11.3	Hospital / Health Care	4.1
Education/Student Loan	7.5	Sectors Less Than 3.0%	8.0
Insured	6.2	Cash and Other Net Assets	8.8

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	5.6 Years

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Tax-Free Fund Historic NAV Vs. 12-Month Distribution Rate

As of December 31, 2016



Sit Tax-Free Income Fund Historic NAV
NAV ($)
11.0
10.0
9.0
8.0
7.0
$9.51
Sep-88
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16



Sit Tax Free 12-Mo. Distribution Rate
YIELD (%)
6.0
5.0
4.0
3.0
2.0
3.56
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16

The 30-Day SEC Yield as of 12/31/16 was 3.22%

Source: Sit Investment Associates Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

SIT TAX-FREE INCOME FUND
PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

QUALITY - RATED	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
AAA	30.8%	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.0%	9.9%	11.1%	11.2%	10.7%
AA	5.5	4.4	3.1	8.6	8.0	11.7	12.2	22.9	28.3	23.6	27.8	29.8	29.9
A	26.2	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.9	23.9	23.0	21.6	22.2
BBB	30.4	33.7	30.0	26.9	27.6	18.5	25.5	16.7	15.2	10.0	7.5	5.5	4.3
<BBB	3.1	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.7	6.6	5.2	3.8	3.7
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	4.0	0.9	6.8	2.7	5.5	7.0
TOTAL RATED	**100.0%**	**100.0%**	**85.4%**	**76.1%**	**66.0%**	**67.0%**	**71.2%**	**76.9%**	**79.0%**	**80.8%**	**77.3%**	**77.4%**	**77.8%**
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.0	0.0
(AA)	0.0	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5	1.6	1.4	1.3	0.2
(A)	0.0	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.8	0.0	0.0	0.2	0.1
(BBB)	0.0	0.0	3.8	5.9	5.1	6.5	7.4	5.3	4.8	3.3	2.4	1.4	1.6
(<BBB)	0.0	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.9	14.3	18.9	19.7	20.3
(TOTAL NON-RATED)	**0.0**	**0.0**	**14.6**	**23.9**	**34.0**	**33.0**	**28.8**	**23.1**	**21.0**	**19.2**	**22.7**	**22.6**	**22.2**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A1 / A+	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A

PORTFOLIO COMPOSITION	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16
HOUSING	20.3%	16.4%	15.9%	19.8%	21.6%	24.3%	23.4%	24.5%	33.4%	34.7%	41.3%	42.0%	43.3%
HOSPITAL	18.5	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.5	6.0	6.0	4.5	4.2
IDR/PCR	9.3	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.7	1.6	0.9	0.7	0.5
EDUCATION	4.3	3.9	7.8	10.2	11.2	11.2	15.4	14.2	12.0	10.3	9.9	8.3	7.6
LEASES	1.5	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.4	0.7	0.9	0.8	1.2
INSURED	22.0	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2	2.6	5.0	4.9	4.1
INSURED G.O.	N/A	2.1	2.6	3.1	1.0	0.7	1.0	2.5	3.1	3.4	3.1	2.0	2.3
GENERAL OBLIGATION	0.7	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.2	6.6	6.5	5.9	6.2
UTILITIES	2.7	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.7	3.2	2.2	2.8	1.3
MUTUAL FUNDS	0.2	0.6	0.7	3.7	6.1	7.4	6.6	7.6	6.0	6.0	6.2	6.1	5.5
ESC. TO MAT/PRE REF	1.1	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2	1.0
PUBLIC FACILITIES	1.3	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.2	1.0	0.0	0.4	0.0
OTHER REVENUE	12.3	12.3	14.2	13.1	18.9	16.7	17.4	15.5	14.6	13.6	12.2	12.5	11.6
TRANSPORTATION	0.9	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.0	2.4	2.7	2.7	2.9
SALES	0.9	0.5	0.4	0.8	0.7	0.8	1.4	1.7	2.1	1.1	0.3	0.6	1.3
CASH EQUIVALENTS	4.0	6.5	1.6	-0.4	1.9	3.7	1.1	3.9	0.9	6.8	2.8	5.6	7.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	12.6	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.9	16.9	17.6	17.0	16.8
WEIGHTED AVG CPN	5.5	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8	4.5	4.6	4.5	4.4
WEIGHTED AVG PRICE	100.5	99.6	100.0	94.6	73.4	74.2	75.1	76.8	93.6	86.3	95.9	97.1	95.8
DUR TO AVG LIFE (Yrs)	3.4	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.2	6.7	5.9	5.7	5.7
BARCLAYS 5-YR YLD TO WORST	2.9	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends ~~and~~ capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

V. Disclosures

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. Returns include changes in share price as well as reinvested dividends/capital gains. Dividend Growth Fund returns do not reflect the deduction of the 2% early redemption fee (applies to shares sold in less than 30 days), which would reduce the performance quoted. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Dividend Growth Fund

Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit U.S. Government Securities Fund

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Risks specific to Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure Page

Index Descriptions

The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

The **Russell 1000® Value Index** is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly

The **Bloomberg Barclays Intermediate Government Bond Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The index returns include the reinvestment of all income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

Disclosure Page

Definition of Terms

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Forward dividend yield is calculated by dividing each security's indicated annual dividends (IAD) by the security's current value. The IAD for a stock that pays dividends at a fixed frequency is computed by multiplying the most recent payment times the frequency. When a dividend frequency is unavailable, the IAD is calculated by totaling the dividends for the latest 12 months. The IAD is zero in the cases where dividend history is not available or when future dividend payments have been suspended. The Fund's forward dividend yield is the sum of each security's IAD multiplied by its weight in the Fund's portfolio, not the actual dividend yield of the Fund.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.